SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on July 27, 2005, regarding the sale of its underground natural gas storage project at Byley to E.ON UK plc as part of a £96 million transaction.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date: July 27, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER SELLS UK GAS STORAGE PROJECT FOR £96 M

ScottishPower is pleased to announce the sale of its underground natural gas storage project at Byley to E.ON UK plc in a £96 million transaction that also includes ScottishPower securing a 15-year storage contract for a substantial portion of the planned capacity.

The project, which gained final planning approval last year, will see around six billion cubic feet of gas stored in up to eight underground caverns in Cheshire. Byley is designed as a highly flexible storage facility with capacity that will exceed ScottishPower’s own requirements.

Securing a long-term storage contract combined with the sale presents an attractive opportunity to immediately maximise value from the development and also to secure access to reliable, high deliverability gas storage. This is essential to managing ScottishPower’s gas portfolio and meeting our customers’ requirements, particularly as the UK becomes a net importer of gas.

Charles Berry, ScottishPower Executive Director UK, said: “Having guided the project through its complex planning phase, we are delighted to have gained an excellent price for the asset and secured our long-term gas storage requirements in the UK. The sale option maximises shareholder value.”

Further information:

Colin McSeveny	Group Media Relations Manager	0141-636-4515
Jennifer Lawton	Head of Investor Relations	0141-636-4527